Exhibit 99.7
News release...
Date: 14 November 2007
Ref: PR576g
Rio Tinto Completes Acquisition of 100% of Alcan
Rio Tinto today announces that Rio Tinto Canada Holding Inc. (“RTCH”), an indirect wholly-owned subsidiary of Rio Tinto, has acquired all of the common shares of Alcan Inc. (“Alcan”) not already owned by it by exercising its right under the compulsory acquisition provisions of the Canada Business Corporations Act (“CBCA”). RTCH is now the registered holder of 100% of the outstanding shares of Alcan. Accordingly, it is anticipated that the Alcan common shares will be delisted from the Toronto Stock Exchange effective at the close of business on November 15, 2007, and that such shares will also be subsequently delisted as soon as reasonably practicable from Euronext Paris, the New York Stock Exchange, the Official List in the United Kingdom (and cancellation of admission to trading on the London Stock Exchange) and the SWX Swiss Exchange. It is further expected that the certificates admitted to trading on Euronext Brussels representing Alcan common shares (the IDRs) will also be delisted as soon as reasonably practicable from Euronext Brussels.
As required under the CBCA, notices of compulsory acquisition were mailed today to registered holders of Alcan shares who had not deposited their shares under the offer by RTCH to acquire all of the shares of Alcan which expired on November 8, 2007.
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information or a copy of reports filed under Canadian securities legislation, please contact:
Rio Tinto Canada Holding Inc.
770 Sherbrooke Street West, Suite 1800
Montreal, Quebec H3A1G1
Or please contact:

Media Relations, London	Media Relations, Australia

Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Investor Relations, London	Investor Relations, Australia

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326
Mobile: +44 (0) 7920 010 978	Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +44 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

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